UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Strategic Acquisitions, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

86269D 10 6

(CUSIP Number)

NextCoal International, Inc.

1459 Shunpike Road

Cambridge, NY 12816

(800) 315-4969

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 31, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NextCoal International, Inc.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 125,000 shares of common stock
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 125,000 shares of common stock
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% of common stock(1)
14.		TYPE OF REPORTING PERSON (see instructions) CO

(1) The percentage is calculated based on 2,715,000 shares of the Issuer’s Common Stock reported as outstanding as of August 10, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, which was filed by the Issuer with the Commission on August 15, 2022.

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Preamble

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Strategic Acquisitions, Inc. (the “Issuer”), and amends the Schedule 13D originally filed by NextCoal International, Inc. (the “Reporting Person”) with the U. S. Securities and Exchange Commission (the “SEC”) on January 9, 2017 (as so amended, the “Schedule 13D”). The original Schedule 13D disclosed that the Reporting Person purchased 125,000 shares of Common Stock from the Issuer’s President in a private transaction, Amendment No. 1 disclosed that the Reporting Person purchased an additional 125,000 shares of Common Stock from the Issuer, Amendment No. 2 disclosed that the Reporting Person purchased an additional 625,000 shares of Common Stock from the Issuer, and Amendment No. 3 disclosed that the Reporting Person purchased an additional 750,000 shares of Common Stock from the Issuer’s CEO in a private transaction. All shares of Common Stock were purchased at a price of $0.40 per share.

This Amendment No. 4 is being filed to disclose the sale of 1,525,000 shares of Common Stock by the Reporting Person in a private transaction on August 31, 2022, reducing the number of shares Common Stock owned by the Reporting Person to 125,000 shares, or 4.6% of the Issuer’s outstanding shares of Common Stock. As a result, this Amendment No. 4 constitutes an exit filing for the Reporting Person.

Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Amendment No. 4 relates to the common stock, par value $0.001 per share (the “Common Stock”), of Strategic Acquisitions, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 30 Broad Street, 14th Floor, New York, NY 10004.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	This Amendment No. 4 is filed by NextCoal International, Inc. (the “Reporting Person”).

(b)	The address of the Reporting Persons is 1459 Shunpike Road Cambridge, NY 12816.

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(c)	The Reporting Person is an emerging developer of clean energy projects and provider of clean energy and environmental technologies to government and industry.

(d) – (e)	During the past five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a Wyoming corporation.

Item 5. Interest in Securities of the Issuer.

Items 5(a) through 5(c) the Schedule 13D are hereby amended and restated as follows:

(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.

(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page hereto.

(c)	Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Person are described below:

Transaction Date	Effecting Person(s)	Shares Sold	Price Per Share	Description of Transaction
8/31/2022	Reporting Person	1,525,000	$0.40	Private Sale

(e)	The Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock on August 31, 2022. Therefore, this Amendment No. 4 constitutes an exit filing for the Reporting Person.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than a Stock Purchase Agreement, dated as of August 31, 2022 pursuant to which the Reporting Person sold 1,525,000 shares of Common Stock to a purchaser in private transaction, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 1* Stock Purchase Agreement dated as of August 31, 2022 by and between among NextCoal International, Inc. and Exworth Management LLC.

* Certain portions of the exhibit have been omitted pursuant to Rule 601(b)(10) of Regulation S-K. The omitted information is (i) not material and (ii) would be competitively harmful if publicly disclosed.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

NextCoal International, Inc.

September 7, 2022	By:	/s/ Jonathan Braun
Jonathan Braun
President